

May 11, 2011

Toshiko Iwamoto Kato
President
Easy Organic Cookery, Inc.
375 N. Stephanie St. Suite 1411
Henderson, Nevada 89014-8909

>   **Re: Easy Organic Cookery, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 26, 2011**
>   **File No. 333-169449**

Dear Mrs. Kato:

We have reviewed your response letter and amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note that your cover page indicates that your Risk Factor disclosure begins on page 10, but this disclosure begins on page 9 of your filing. Please revise.

Dilution, page 16

2. We note your response to comment three in our letter dated March 28, 2011 and your revised disclosures. However, the amounts you have presented under each of the 25%, 50%, 75% and 100% offering scenarios for the aggregate amount of post-offering book value do not appear to be correct. In addition, the aggregate amount of post-offering book value per share of $0.024 presented in the second tabular presentation on page 17 does not appear to be correct. Please revise such amounts or tell us how they were derived.

Toshiko Iwamoto Kato
Easy Organic Cookery, Inc.
May 11, 2011
Page 2

Description of Business, page 22

3. Your revised disclosure on page 22 states that after hiring a local president, Mrs. Kato
   will maintain her role as CEO. We note that based on the disclosure throughout your
   filing, including your director and executive officer disclosure on page 57, it does not
   appear that Mrs. Kato currently holds the title of CEO. Please revise your disclosure
   accordingly.

        You may contact, Sondra Snyder, Staff Accountant, at (202) 551-3332, or in her absence
Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions
regarding comments on the financial statements and related matters. Please contact Chris Chase,
Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

        Sincerely,

        H. Christopher Owings
        Assistant Director

cc: Diane D. Dalmy, Esq.
       Via Facsimile (303) 988-6954